Filed by KLX Energy Services Holdings, Inc.
Pursuant to Rule 425 under the Security Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quintana Energy Services Inc.
Registration No.: 333-238870

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT KLXE.OQ - Q1 2020 KLX Energy Services Holdings Inc Earnings Call EVENT DATE/TIME: JUNE 04, 2020 / 1:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 04, 2020 / 1:00PM, KLXE.OQ - Q1 2020 KLX Energy Services Holdings Inc Earnings Call CORPORATE PARTICIPANTS Ryan Tyler KLX Energy Services Holdings, Inc. - VP of Corporate Development, Financial Planning & Analysis Thomas P. McCaffrey KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director CONFERENCE CALL PARTICIPANTS Jaime Perez R.F. Lafferty & Co., Inc., Research Division - Senior Energy Analyst Tze-Kiang Wong G. Research, LLC - Research Analyst PRESENTATION Operator Ladies and gentlemen, thank you for standing by. And welcome to the KLX Energy Services First Quarter 2020 Earnings Conference Call. (Operator Instructions) Please be advised that today's conference is being recorded. (Operator Instructions) It is now my pleasure to introduce VP of Corporate Development, Ryan Tyler. Ryan Tyler - KLX Energy Services Holdings, Inc. - VP of Corporate Development, Financial Planning & Analysis Thank you, Andrew. Good morning, and thank you for joining us. Today, we are here to discuss KLX Energy Services' Financial Results for the First Quarter Ended April 30, 2020. For comparative purposes, we have presented our financial results adjusted to exclude costs associated with asset impairment charges, the company's major downsizing program and costs associated with the pending merger. These costs are collectively referred to as costs as defined. The company's earnings news release, which was issued earlier this morning, presents our results. If you haven't received it, you'll find a copy on our website. We will begin with remarks from Tom McCaffrey, President, Chief Executive Officer and Chief Financial Officer of KLX Energy Services. For today's call, we have prepared a few slides to help you follow our discussion. You can find our presentation on the Investor Relations page of the KLX Energy services website at klxenergy.com. In addition, copies of the slides are posted on our website for you to refer to. Before we begin, we have some additional information to cover. Any forward-looking statements that we make are subject to risks and uncertainties. And as always, in our prepared remarks and our responses to your questions, we will rely on the safe harbor exemptions under the various Securities acts and our safe harbor statements in the company's filings with the Securities and Exchange Commission. We will address questions following our prepared remarks. At that time, the operator will provide Q&A instructions. Now I will turn the call over to Tom McCaffrey. Thomas P. McCaffrey - KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director Thank you, Ryan, and good morning, everyone. Thank you for joining us today to discuss our first quarter financial results and the pending merger with Quintana Energy Services or QES. The oilfield services industry experienced an abrupt deterioration in demand during the second half of 2019, which has continued into 2020, and was further exacerbated by the unprecedented demand destruction caused by the COVID-19 pandemic. The 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 04, 2020 / 1:00PM, KLXE.OQ - Q1 2020 KLX Energy Services Holdings Inc Earnings Call combination of the Saudi Arabia, Russia oil market share dispute and the demand destruction caused by the COVID-19 pandemic has driven the price of oil to unprecedented levels, resulting in an abrupt and steep decrease in demand for oilfield services. The company responded with contemporaneous cost reductions in all aspects of the company's business, resulting in business rationalization costs and initial costs related to the pending merger with QES totaling $14 million. In addition, the company recorded an approximately $209 million noncash asset impairment charge as required by GAAP, due to the sudden decline in demand for oilfield services. All of these costs aggregated approximately $223 million. As we previously discussed, we initiated an ongoing comprehensive business review and cost rationalization program targeted at aligning our cost structure with customer demand. Specifically, we implemented a furlough program and approximately 15% reduction in base pay, we realigned our field compensation structure, we set expectations for no cash bonuses in the current environment and we trimmed our selling, general and administrative costs in various areas to allow the company to align our organizational structure with expected demand. All of these actions are expected to reduce our cost structure by approximately $100 million per year compared to our cost structure at the end of the second quarter of 2019. Our workforce, which stood at approximately 1,650 employees at the end of the second quarter 2019 was reduced to approximately 790 employees at May 31, 2020. That's a reduction of about 52%. By way of comparison, our revenues for the first quarter, as we reported today, were $83 million, a decline of approximately 49.7% as compared with the second quarter of 2019. We warm stacked our assets, we aggressively cut costs in every area of the business, and we will continue to monitor our staffing and cost structure going forward. While painful, these actions were necessary to protect our liquidity in a period of uncertainty, while continuing to provide best-in-class service for our customers. We realized a substantial benefit from our cost rationalization actions in the first quarter just ended, as evidenced by a 420 basis point increase in adjusted gross margin on the 16% decline in sequential quarterly revenues. The incremental cost reduction benefit realized during the first quarter was approximately $8 million. During the first quarter, the company generated $7 million of cash flows from operations and approximately $2.2 million of free cash flow ended --and ended the quarter with approximately $127 million in cash and no borrowings under our $100 million credit facility. We believe the company's continued tight cost controls and focus on return on invested capital and free cash flow generation should enhance our position as a proven value-added partner to our customers with a strong liquidity profile. And a history of providing value-added services, while maintaining superior health safety and environmental standards. We're pleased to share with you that to date, we've not had 1 KLX employee test positive for COVID-19, and no customer has discontinued use in KLXE as a result of employee illness or lack of proper tools or controls to prevent COVID-19 on the job. We are very proud of our talented HSE team, with discipline that they've instilled in our employees. We are equally proud of all the employees in the field for complying with new processes during the pandemic. Results like this do not happen without extensive training and reinforcement of the importance of following established processes and procedures. We know our customers appreciate all your efforts to maintain the safe work environment and our various stakeholders should be equally grateful and proud of the safety culture we live every day at KLXE. The U.S. land market continued to be under unprecedented price pressure during the first quarter as the impact of the pandemic and the Saudi Arabia, Russian market share dispute and the resulting supply demand imbalance led to an unprecedented deterioration in industry conditions. As we all know, essentially all new activity that was planned has been delayed or canceled, while completion activities that were underway were completed, but no new wells were started. For more than 2 months or more, economic activity globally was at a near standstill. Energy consumption dropped in storage for production of operated, resulting in severe declines in the price of oil. Our oil production has decreased and energy consumption has begun to increase, the outlook for the demand for oil and gas production for our us and for our services remains working at best. Let's turn to Slide 3 and review our first quarter 2020 consolidated results. For the first quarter ended April 30, 2020, revenues were $83 million, a decrease of $15.8 million or 16% as compared with the fourth quarter of 2019. The decrease in revenues reflects the impact of the COVID-19 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 04, 2020 / 1:00PM, KLXE.OQ - Q1 2020 KLX Energy Services Holdings Inc Earnings Call pandemic, the impact of the Saudi, Russia market share disputes and the resulting supply demand imbalance, which led to unprecedented deterioration in industry conditions. Gross profit and gross margin adjusted to exclude costs as defined and depreciation expense were $15.7 million and 18.9%, respectively. Adjusted gross margin expanded by 420 basis points as compared to the prior quarter despite the 16% decline in sequential revenues. This improvement in adjusted gross margin reflects a substantial benefit from the company's cost reduction initiatives. Adjusted operating loss was $12.9 million and adjusted EBITDA was approximately (inaudible) $2.6 million. Adjusted net loss was $20.1 million or negative $0.87 per share for the first quarter. Before we will review our first quarter 2020 segment results, I'd like to remind everyone that the company allocates all of our corporate costs to our 3 segments. The costs allocated to our 3 segments during the first quarter were approximately $11 million, costs allocated to each segment for the 3-month period ended April 30 were as follows: Rocky Mountain segment, $4.5 million; Northeast/Mid-Con segment, $3.3 million; and Southwest segment, $3.3 million. Let's now turn to Slide 4 and review our first quarter Rocky Mountain's financial results, which include the $4.5 million allocation of corporate costs that were allocated to them. During the first quarter, Rocky Mountain segment revenues of $33.8 million, decreased by $12.9 million or 27.6% as compared with the fourth quarter of 2019. Adjusted operating loss for the fourth quarter was negative $3.6 million as compared with adjusted operating loss of $1.1 million in the fourth quarter of 2019. Adjusted EBITDA was $1.7 million or 5% of revenues as compared to the fourth quarter adjusted EBITDA of $6.3 million or 13.5% of revenues. Let's turn to Slide 5, and review our first quarter Northeast/Mid-Con segment performance. First quarter ended April 30, 2019, Mid-Con revenues were of $24.8 million increased by $800,000 or 3.3%. Adjusted operating loss was $5 million. And adjusted EBITDA and adjusted EBITDA margin were $400,000 and 1.6%, respectively. Let's turn to Slide 6 and review our first quarter Southwest segment operating performance. First quarter ended April 30, 2020, Southwest segment revenues were $24.4 million and decreased $3.7 million or 13.2% as compared with the fourth quarter of 2019. Adjusted operating loss was $4.3 million compared to a fourth quarter adjusted operating loss of $8.5 million. And adjusted EBITDA was $500,000 compared to fourth quarter adjusted EBITDA of a negative $2 million. Before we review our financial position, let's briefly discuss the pending merger with QES. On May 3, 2020, the company entered into an all-stock merger agreement with QES. The combined company will have an industry-leading asset-light product and service offering, present in every major U.S. onshore in gas --oil and gas basin. With more than $1 billion of pro forma fiscal year 2019 revenues, and approximately $106 million in fiscal year 2019 adjusted EBITDA, excluding an estimated $40 million of annualized cost synergies. And a strong liquidity profile with approximately $118 million of cash and a $100 million revolving line of credit. Over the past 5 weeks, managements of both companies have been engaged in preliminary integration planning activities. The merger proxy was filed with the SEC on June 2, 2020, and the company believes the merger will be completed during the second half of this year. This merger clearly expands the breadth of the services offered throughout the life cycle of a well, and provide significant opportunities to generate incremental revenues for the legacy businesses, that may not otherwise have been available. QES will add directional drilling, snubbing and well control services to KLXE's already broad range of product and service lines. Together, we'll be rationalizing 2 of the largest fleets of coiled-tubing and wireline assets, dramatically reducing future capital spending requirements. We expect the merger to facilitate the pull-through of the combined company's asset-light products and services. And in addition, this merger facilitates QES' decision to reap the benefits from repurposing the vast majority of its recently idled pressure pumping equipment to support the foremost fleet of large diameter coiled-tubing assets in North America and support one of the largest wireline plants in the U.S. KLXE has successfully demonstrated that the provision of coil tubing services, along with our broad range of asset-light products and services, results in the addition of new customers and facilitates a capture of a greater share of customer spend. Fundamentally, this transaction allows the combined company to pursue what we know to be a successful returns-focused strategy. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 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JUNE 04, 2020 / 1:00PM, KLXE.OQ - Q1 2020 KLX Energy Services Holdings Inc Earnings Call So focused on return on invested capital, while positioning the company to weather the current storm and ultimately to grow on a significantly reduced capital expenditure budget. Chris Baker, QES' CEO and his team have clearly embraced his philosophy throughout our negotiations and leading up to the merger, and throughout our preliminary integration planning discussions. Both companies are looking forward to completing the merger, which is expected to facilitate more than $40 million in expected annual cost savings. And beginning to implement our jointly developed integration plan as we address new market opportunities arising from the combination. Now let's take a moment and review our financial position on Slide 7. As of April 30, 2020, cash on hand was approximately $126 million and an increased $2.1 million on a sequential quarterly basis. Total long-term debt of $250 million less cash resulted in net debt of approximately $124 million. The company's net leverage ratio was approximately 2.3x. The rental borrowings outstanding and under the company's $100 million credit facility, and there are no debt maturities until November 2025. For the 3 months ended April 30, 2020, cash flow provided by operations was $7 million and cash flow was 2.2 --free cash flow was $2.2 million. Capital expenditures were approximately $5 million, most of which was spent prior to the oil price collapse. We continue to expect total CapEx for this fiscal year of about $8 million. We will remain focused on serving the needs of our customers and both winning new customers and gaining share of customer spend by providing a broad portfolio of product service lines and equipment across all major basins, while maintaining a high level of --healthy level of liquidity and prudently managing our capital expenditures. In an operating environment where our financial strength is a key differentiator, we believe that our ongoing cost reduction efforts and driving cost synergies from the pending merger with QES, will set KLXE apart from the other oilfield service providers and allow the combined company to further pursue strategic combinations as we participate in the industry consolidation. So we remain committed to maintaining a healthy and liquid balance sheet as the industry conditions change. We will begin to deploy capital where we believe it will generate the highest potential return to our shareholders, and evaluate our share, our debt repurchases, our capital investments in our product service lines through the same loans. With that, I'll turn the call back over to Ryan. Ryan Tyler - KLX Energy Services Holdings, Inc. - VP of Corporate Development, Financial Planning & Analysis Thank you, Tom. I will now turn the call over to the operator for the Q&A portion of today's call. The operator will provide instructions on how to ask a question. Andrew?(Operator Instructions) And I'm showing our first question comes from the line of Jamie Perez with Lafferty. QUESTIONS AND ANSWERS Jaime Perez - R.F. Lafferty & Co., Inc., Research Division - Senior Energy Analyst Yes, it was a solid quarter. I mean, it was a tough market, but it was solid quarter. I mean, you almost double you're EBITDA. But we've been hearing some of the Permian producers going back and restarting wells limited --although a limited amount, and some of them haven't, trimmed down their completion activity since the trough of May. I mean, could you tell us --give us some color, what do you think the market is heading towards in the next couple of months, given the fact that some producers are actually going in and restarting well? Thomas P. McCaffrey - KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director Jamie, I think that it's awfully early for us to talk about --providing additional color on the initial activity of a few folks, which are initiating completion activity. What we do believe is beginning to occur and will occur first as most logical thing is to --a number of the wells that have been shut-in are actually now beginning to --the E&Ps are going back, and having those wells restimulated and put them back in production. If you think about it, the fastest way to generate revenues and profits is to go to a producing well. And that's an area where we're very well suited with our strong intervention business. And I think we have one of the largest fishing tool inventories and our industry expertise in each of the regions is pretty well 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 04, 2020 / 1:00PM, KLXE.OQ - Q1 2020 KLX Energy Services Holdings Inc Earnings Call known. So we think that's going to be an area where we'll see an uptick first. And if you think about it, the natural progression, from deployment of capital from an E&P perspective, which seemed to be, first, put back into production what previously had not, which we had kept off. And it's the cheapest and best way to get revenues and cash flow going for an E&P. And then the second would be to look at the over 8,000 DUCs or drilled and uncompleted wells, which are scattered throughout the U.S. and then the inventories of the E&Ps, that they'll look there to complete their wells before initiating new drilling activities. And so some of the completions you may be referring to very well could be some of the DUCs in the Permian. But right now, there's not enough information to really provide anything more anecdotal on that topic. I hope that's helpful. Jaime Perez - R.F. Lafferty & Co., Inc., Research Division - Senior Energy Analyst Yes, that was helpful. Also, some of the producers mentioned that another basin has opened up, the PRB is starting to look attractive. Is that something you will consider going into the future? You have any assets that could be redeployed in the PRB? Thomas P. McCaffrey - KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director We are --we have our way of our presence in each of the major basins. And so ICOs is big portion of our Rockies business. So it really is --it's --and as we look at the opportunities, which are being presented to us. We are hearing that some people are going to reactivate as soon as July or August. We'll have to see what that is, and what's the pricing is going to be. As we have been in the past, but we're not going to work for free and just run our assets down. So I think that we'll be smart about how we deploy our assets and bring people back on because it has to be done with a view towards generating profits, and not just running our assets into the ground for cash flow purposes. We have a healthy balance sheet, we want to keep it that way. Jaime Perez - R.F. Lafferty & Co., Inc., Research Division - Senior Energy Analyst Yes. That's the primary thing in the market, keeping a solid balance sheet. What you guys have done an excellent job for it and should be committed for, especially in this tough environment. - Operator (Operator Instructions) Out next question comes from the line of Simon Wong with G. Research. Tze-Kiang Wong - G. Research, LLC - Research Analyst Just a quick question on the cost savings. It looks like you did a good job limiting you're detrimentals in the first quarter. You got $8 million of cost savings. How do you see the cost savings ramping up for the rest of the year? Thomas P. McCaffrey - KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director As the costs come out of the business. And we --by the way, we normally don't break out gross profit, excluding depreciation, but we thought it was helpful in this situation. Just to show what the cash benefit it give because otherwise, it gets lost a little bit in the --with a noncash charge. I think that you'll begin to see further benefit as we go through each of the quarters that the costs that we've taken out in the first quarter will begin to get realized during that quarter. And it gives --as we go through it. It always seems that most of the reductions for whatever reason are always at the end of the period. So they tend to be back-end loaded. And maybe a little bit of that is just has to do with the timing of jobs and also human 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 04, 2020 / 1:00PM, KLXE.OQ - Q1 2020 KLX Energy Services Holdings Inc Earnings Call nature a bit. But you should see the benefits begin to improve. I think as we look at activity being --when it does begin to improve, we should see an additive benefit associated with that. As we bring demand increases to the point where we need to bring people back, our cost structure will change again. And we'll actually add some people in, but that will be a positive thing because we won't add them and unless we're generating profits. Tze-Kiang Wong - G. Research, LLC - Research Analyst Can you quantify how much of this --that does help. Can you quantify how much of the cost savings, the $100 million in cost savings is structural versus variable? Thomas P. McCaffrey - KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director It's almost all variable. I mean to the extent --you need to think about it, it's labor, it is all the --on a fully loaded basis, it's the trucks, the people that drive, it's the health and benefit costs, it's subsistence with people in man camps offsite. It's --there's a lot of costs that go into each to maintain, and each individual, It's the training that's required to bring people and onboard them. All of those costs drop off when you don't --when the employees aren't there and going through and incurring cost on a regular basis. As fuel, I mean, it's just literally it sort of stair steps down with the drop-off in activity. Tze-Kiang Wong - G. Research, LLC - Research Analyst Okay. Just a final question. You talked about the $100 million in revolving credit facility is undrawn, but you only have about $42 million available. Is that because it's an asset-backed facility that --that's with the availability is lower than what the --what's $42 million is lower than $100 million? Thomas P. McCaffrey - KLX Energy Services Holdings, Inc. - President, CEO & CFO & Director Yes, it is. Yes, it is. So it's --while, I think, what it shows we've done a very good job in managing our receivables and our receivable exposure. And if you collect your receivables, you can't pledge them if they're not there. So it's I think it's simple as that as the business begins to grow, there's working capital. We have the availability. Candidly, we've never drawn on our revolver. We've sort of just in case money, sort of, the way that we look at that. And I don't think that we've ever drew all along now before we did the spin-off at KLXE. So we tend to run an overly conservative balance sheet, but I think in a highly cyclical industry, that's really important, both to our shareholders, the equity holders and the bondholders is to know that we are --we just don't tend to take the risk and put the company in harm's way. And I don't think we're going to change our stripes. I know that Chris Baker and Keefer Lehner over at QES shapes --share that same view. And so you should not expect any change post-merger. - Operator Thank you. I'll now turn the call back over to Ryan Tyler for closing remarks. Ryan Tyler - KLX Energy Services Holdings, Inc. - VP of Corporate Development, Financial Planning & Analysis Yes. Thank you to everyone for participating on this morning's call. We look forward to speaking to you again next quarter. Thanks, and have a great day. - 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 04, 2020 / 1:00PM, KLXE.OQ - Q1 2020 KLX Energy Services Holdings Inc Earnings Call Operator Ladies and gentlemen, thank you for participating in today's conference. This does conclude the program. And you may all disconnect. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2020, Thomson Reuters. All Rights Reserved.

Additional Information and Where to Find It

In connection with the proposed transaction, KLXE has filed a registration statement on Form S-4, including a preliminary joint proxy statement of KLXE and QES that will also constitute a prospectus of KLXE (the “Registration Statement”). Each of KLXE and QES also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. After the Registration Statement has been declared effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of KLXE and QES. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about KLXE and QES, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by KLXE will be available free of charge on KLXE’s website at http://www.KLXenergy.com or by contacting KLXE’s Investor Relations Department by email at Tom.McCaffrey@klxenergy.com or by phone at 561-791-5403. Copies of the documents filed with the SEC by QES will be available free of charge on QES’s website at www.quintanaenergyservices.com or by contacting QES’s Investor Relations Department by email at IR@qesinc.com or by phone at 832-594-4004.

Participants in the Solicitation

KLXE, QES and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of QES is set forth in its proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on March 27, 2020, and QES’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020. Information about the directors and executive officers of KLXE is set forth in KLXE’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019, and KLXE’s Annual Report on Form 10-K/A for the fiscal year ended January 31, 2020, which was filed with the SEC on May 29, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and will be contained other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the definitive Registration Statements, including joint proxy statement/prospectus, regarding the proposed transaction (including any amendments or supplements thereto) and other relevant materials, carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from KLXE or QES using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain facts to be ascertained, the public offer will not be made, directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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